EXHIBIT 21.1

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization

ServiceNow Delaware LLC	Delaware

SN Europe CV	Bermuda

ServiceNow Canada Inc.	Canada

ServiceNow Nederland BV	Netherlands

Service-now.com GmbH	Germany

Service-now.com UK Ltd	United Kingdom

ServiceNow Denmark ApS	Denmark

ServiceNow France SAS	France

ServiceNow Australia Pty Ltd	Australia

ServiceNow Switzerland CmbH	Switzerland

ServiceNow Sweden AB	Sweden
ServiceNow A.B. Israel Ltd	Israel